SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING

HELD ON OCTOBER 19, 2012

DATE, TIME AND PLACE: October 19, 2012, at 09:00 a.m., at Gol Linhas Áreas Inteligentes S.A. (“Company”), located in the city and State of São Paulo, on Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, parte, Jardim Aeroporto, CEP 04626-020. CALLING: Call Notice published under the terms of §1 of article 124 of Law nº 6.404, dated December 15, 1976, as amended (“Corporate Law”), in newspapers “Diário Oficial do Estado de São Paulo” on October 05, 06 and 09, 2012 and “Valor Econômico”, on October 04, 05 and 08, 2012. The documents required in CVM Instruction nº 481/2009 were also electronically disclosed to the market. ATTENDANCE: Shareholders representing the total voting capital stock of the Company, as evidenced by the signatures appearing in the Shareholders’ Attendance  Register. CHAIRMANSHIP OF THE MEETING: Chairman: Constantino de Oliveira Junior; Secretary: Claudia Karpat. AGENDA:  To adopt resolutions on the following: (i)  approval of the Long-Term Incentive Plan - Stock Option Plan, in the terms of the Management’s proposed draft provided for in Annex I; and (ii)  approval of the Long-Term Incentive Plan - Restricted Shares Plan, in the terms of the Management’s proposed draft provided for in Annex II. RESOLUTIONS ADOPTED: After the due review and discussion of the Agenda, the following was approved by all the shareholders attending the meeting: (i)  the Long-Term Incentive Plan - Stock Option Plan (“Stock Option Plan”), in the terms of the Management’s proposed draft provided for in Annex I; and (ii)  the Long-Term Incentive Plan - Restricted Shares Plan (“Restricted Shares Plan”), in the terms of the Management’s proposed draft provided for in Annex II. It is hereby recorded that the Restricted Shares Plan is conditioned on the approval from the Securities and Exchange Commission to the Company for negotiation of its issued shares within the scope of the referred plan. The Executive Committee is authorized to perform any and all acts and execute any and all documents as may be necessary for the compliance with the resolutions adopted herein. The Plans now approved were signed and shall remain filed with the head-office of the Company. The Chairman make it clear that the Options already granted under the Company’s Stock Options Plan currently in effect, as approved at the Special Shareholders’ Meeting held on July 04, 2008 (“2008 Plan”), shall remain in full force under the terms and conditions provided for therein. MINUTES AND PUBLICATION: The shareholders attending this meeting approved the drawing-up of these minutes in a summary form, as set forth in §1 of article 130 of the Corporate Law. Upon being submitted to approval of the attendees, the proposal for publication of these minutes without showing the signatures of the shareholders was approved by unanimous vote. CLOSING AND SIGNING OF THE MINUTES: Upon the floor being offered to whom might wish to use it, and since nobody did so, the meeting was closed for the necessary time for the drawing-up of these minutes, and upon the meeting being reopened, these minutes were read, checked and signed by all the attendees.

São Paulo, October 19, 2012

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Claudia Karpat Secretary

ANNEX I

LONG-TERM INCENTIVE PLAN - STOCK OPTION PLAN

OF

GOL LINHAS AÉREAS INTELIGENTES S.A.

Approved at the Special Shareholders´ Meeting held on October 19, 2012

LONG TERM INCENTIVE PLAN - STOCK OPTION PLAN

This Long Term Incentive Plan - Stock Option Plan is ruled by the following provisions and by applicable law.

1.           DEFINITIONS

The following expressions, when used herein with initials in capital letter, will have the meaning defined as follows, unless otherwise expressly provided for in this Agreement:

“Shares” means the preferred shares issued by the Company arising out of the exercise of the Options, under the terms of this Plan;

“Restricted Shares” means the preferred shares issued by the Company that will be transferred by the Company to the beneficiaries of the Long Term Incentive Plan – Restricted Stock Plan of Gol, approved by the Company´s Special Shareholders´ Meeting, held on October 19, 2012;

“Beneficiaries” means the Vice-Presidents and Directors of the Company or of its controlled companies, as applicable, on behalf of whom the Company may grant Options, under the terms of this Plan, as selected by the Company’s Internal Evaluation Committee, and approved by the Company’s Personnel Management and Corporate Governance Committee;

“Committee” means the Personnel Management and Corporate Governance Committee of the Company;

“Internal Evaluation Committee” means a committee not provided for in the Company’s bylaws, made up of the Vice-Presidents and the Chief Executive Officer of the Company;

“Committees” means, jointly, the Committee and the Internal Evaluation Committee;

“Company” means Gol Linhas Aéreas Inteligentes S.A.;

“Board of Directors” means the Company’s board of directors;

“Criteria for Option Granting” means the criteria for granting of Options determined by the Committees, as described in item 4 of this Plan;

“Granting Date” save as otherwise expressly provided for in this Plan or in the Instrument of Adhesion, means the date on which the Board of Directors determines the number of Options to be granted to the Beneficiaries;

“Termination” means termination of the contractual relation as managing officer between the Beneficiary and the Company or its controlled companies, for any reason, including, without limitation, resignation, dismissal, replacement or expiration of the term of office of a managing officer without being reelected, voluntary resignation, dismissal for or without cause;

“Gol” means Gol Linhas Aéreas Inteligentes S.A.;

“Options” means the Stock Option Plan granted by the Company to Beneficiaries, under the terms of this Plan;

“Eligible Persons” means all the persons who may be elected as Beneficiaries, as selected and approved by the Committee, as long as they are in the position of Vice-President or Director of the Company or of its controlled companies;

“Plan” means this Long Term Incentive Plan – Stock Option Plan;

“Exercise Price” means the price to be paid by the Beneficiary to the Company in consideration for the Shares purchased by him/her as a result of the exercise of his/her Options;

“Award”means the right to receive Restricted Shares granted to beneficiaries of Gol’s Long-Term Incentive Plan - Restricted Shares, approved by the Special Shareholder´s Meeting held on October 19, 2012;

“Company Reorganization” means the incorporation, merger, spin-off or reorganization of Gol, in which the surviving company is not Gol, or the substantial sale of all the Company’s assets, or the transfer of the Company’s share control;

“Instrument of Adhesion” means the private instrument entered into between the Company and the Beneficiary, where the Beneficiary adheres to the terms and conditions of the present Plan;

2.           PURPOSE OF THE PLAN

The purpose of the Plan is to guarantee that Eligible Persons acquire Shares with a view to: (a) stimulate the expansion, success and achievement of the Company’s purposes; (b) align the interests of the Company’s shareholders to the interests of the Eligible Persons; and (c) enable the Company or its controlled companies to attract and retain Eligible Persons.

3.           PLAN MANAGEMENT

Management. The Plan will be managed by the Committee, with due regard to the Board of Directors’ guidelines.

Advisors. The Committee may be advised by one or more of the Company’s employees or managers, as well as by the Internal Evaluation Committee, as deemed necessary, for the perfect performance of its duties.

Power and Limitations. According to general conditions of the Plan and the guidelines fixed by the Company’s Board of Directors, the Committee shall have broad powers to take all necessary and appropriate actionsfor the management of the Plan, including, without limitation:

(i)           creation and application of general rules regarding the granting of Options, under the terms of the Plan, and the settlement of doubts as to the interpretation of the Plan;

(ii)          election of the Beneficiaries and the authorization for granting Options on their behalf, establishing all the conditions of the Options to be granted, as well as the modification of such conditions where necessary or convenient; and

(iii)         approval of the issuance of new preferred shares, within the limits of the authorized capital, in order to meet the exercise of the Beneficiary’s right to receive Shares under the terms of the Plan or to dispose of treasury shares for the same purpose.

Resolutions by the Committee and by the Board of Directors are final and binding on the Company with respect to the matters related to the management of the Plan. Upon the exercise of the duties incumbent thereto, the resolutions adopted by the Committee shall be subject to approval by the Board of Directors and shall be subject to the limits provided for in the law and in the applicable regulations. Cases not expressly provided for shall be regulated by the Board of Directors, which shall consult with the Shareholders’ Meeting, whenever deemed to be convenient.

Changes. It shall be solely incumbent upon the Shareholders’ Meeting to change the Plan, as well as to create new performance or incentive plans based on the granting of options.

4.           CRITERIA FOR OPTION GRANTING

Option Granting. Save as otherwise decided by the Committees or by the Board of Directors, Options shall be granted to the Beneficiaries in April of each calendar year.

Right. Each Option entitles the Beneficiary to the right of purchasing one (1) Share, subject to the terms and conditions provided for in the respective Instrument of Adhesion.

Criteria for Option Granting. The Internal Evaluation Committee shall, every year or at such time when it deems convenient and as approved by the Committee, establish the Criteria for Granting Options to each category of Beneficiaries in order to attain the goals of this Plan.

Save as otherwise decided by the Committees or by the Board of Directors, the Criteria for Option Granting shall provide for the following, with due regard to the general criteria set forth in this Plan:

(i)           the total maximum number of Options to be granted to the Beneficiaries, for each fiscal year;

(ii)          the Beneficiaries on behalf of which Options will be granted under the terms of the Plan;

(iii)         the calculation of the Exercise Price of the Options, based on the provisions set forth in item 6 below, and the payment conditions thereof;

(iv)        any restrictions in addition to those provided for in this Plan to the shares subscribed as a result of the exercise of the Options; and

(v)         possible penalties.

Interpretation of the Criteria for Option Granting. In case of conflict between the Criteria for Option Granting and the provisions in this Plan or in any instrument or contract executed under the Plan, the provisions hereof shall prevail.

Instrument of Adhesion. Apart from the general terms and conditions set forth in this Plan and from the Criteria for Option Granting, the terms and conditions of each Option granted to a Beneficiary will be established upon the execution of Instruments of Adhesion between the Company and the Beneficiary.

Differentiated Treatment.The Instruments of Adhesion will be entered into individually with each Beneficiary, and the Committee, subject to approval by the Board of Directors, shall treat Beneficiaries in a similar situation on a differentiated basis, not being required, by any rule of isonomy or analogy whatsoever, to apply to other Beneficiaries any condition, benefit or resolution deemed by it to be applicable solely to certain Beneficiaries and/or groups of Beneficiaries subject to those particular circumstances. However, the Committee may also award, in exceptional cases, a especial treatment to the rights resulting from the granting of Options, provided that neither the rights already conferred upon the Beneficiaries nor the basic principles of the Plan are affected. Said exceptional treatment will not constitute a precedent claimable by other Beneficiaries and is also subject to approval by the Board of Directors. Further, the Committee may include new Beneficiaries in the Plans already approved and still effective, granting them those Options as it deem to be adequate, with due regard to the total maximum number of Options annually established by the Committee and to the other conditions set forth in this Plan.

Subordination of Option Exercise.The Committee, subject to approval of the Board of Directors, may subordinate the exercise of the Option to certain conditions, as well as impose restrictions on the transfer of the Shares purchased upon the exercise of Options, and may also reserve to the Company repurchase options and/or right of first refusal in case of disposal by the Beneficiary of the same Shares.

No Relation with Compensation. The Options granted under the terms of the Plan, as well as the exercise thereof by the Beneficiaries, do not have any relation nor are subject to their compensation, whether fixed or variable, or to any possible profit sharing.

5.           OPTION EXERCISE

Vesting. Without prejudice to the other terms conditions provided for in the respective Instruments of Adhesion, the Options shall be vested during the period from the Granting Date until the dates specified below, as follows:

(i)           20% (twenty per cent) of the Options may be exercised after the 1st anniversary of the Granting Date;

(ii)          30% (thirty per cent) of the Options may be exercised after the 2nd anniversary of the Granting Date; and

(iii)         50% (fifty per cent) of the Options may be exercised after the 3rd anniversary of the Granting Date.

The exercise of all the granted Options shall not be allowed unless after a minimum term of three (3) years has elapsed since the Granting Date.

Communication between the Company and the Beneficiary.Any Beneficiary wishing to exercise his/her Option shall notify the Company of his/her intent in writing, by letter sent to the Human Resources Executive Committee of the Company, indicating the number of Options he/she intends to exercise.

Termination of Options. The Options not exercised within the terms and under the conditions provided for herein shall be deemed as automatically terminated, without right to indemnity, with due compliance with the maximum effective term of the Options.

Suspension of Options.The Board of Directors may determine the suspension of the right to exercise the Options, upon the occurrence of situations which, under the terms of the law or of the applicable regulations, restrict or prevent Shares to be negotiated by the Beneficiaries.

6.           EXERCISE PRICE

Exercise Price.The Exercise Price of the Options to be granted during the calendar year shall be calculated based on the average price, weighted by volume, of the shares of the same kind recorded in the last sixty (60) floor sessions preceding the Granting Date.

Payment Form. The Exercise Price shall be paid by the Option holders in cash, in money or, exceptionally, under other conditions as may be determined by the Committees, with due regard to the minimum realization set forth in the law in case of issuance of new shares.

7.           SHARES INCLUDED IN THE PLAN

Number of Shares Included in the Plan. The Options granted according to the Plan, added to the Award granted under the terms of the Long Term Incentive Plan – Restricted Stock Plan of Gol, approved by the Special Shareholders´ Meeting of the Company held on October 19, 2012, may confer rights on a certain number of shares as long as it does not exceed, at any time, 5% (five per cent) of the shares issued by the Company. In case the Options granted are not exercised, the shares to which they are attached will no longer be computed in the number of shares included in the Plan.

Types of Shares Included in the Plan. The Plan shall confer the right of acquisition of preferred shares issued by the Company.

Mandatory Adjustments. If the number of Shares is increased or reduced or if the Shares are exchanged for different types or classes of shares, as a result of bonus, split-up, reverse split-up or conversion of shares of some type or class into another, the Committee shall effect the due adjustments to the number and type of the shares that have been granted in accordance with the Options, whether they have been already exercised or not, in order to avoid distortion in the application of this Plan. The adjustments may not modify the Exercise Price of the Options granted, but not yet exercised.

Optional Adjustments. Whenever it is deemed necessary or advisable by reason of transactions having similar effects to those generating mandatory adjustments, as defined in the preceding paragraph, the Committee shall effect those adjustments as it deems to be appropriate to the number and type of the shares issued under the Options that were exercised and to those which were granted, but not yet exercised. The adjustments may not change the Exercise Price of the Options granted, but not yet exercised.

Share Fraction. No share fraction will be granted as Option, sold or issued according to the Plan or to any Mandatory Adjustment or Optional Adjustment.

8.           SHARE DELIVERY AND TRANSFER RESTRICTIONS

Option Transfer. Options granted under the terms of this Plan are personal and non-transferrable, and the Beneficiary may not, in any circumstance whatsoever, assign, transfer or otherwise dispose of the Options, or the rights and obligations arising thereunder, to any third party.

Share Delivery. No Share will be delivered to the holder because of the exercise of the Options unless all legal and regulatory requirements arising out of this Plan shall have been fully complied with.

Transfer of Shares Acquired Upon the Exercise of Options. The Committee may impose restrictions on the transfer of the Shares, as well as establish the preemptive rights, prices and conditions for the repurchase thereof, including those shares as may be acquired by reason of bonus, split-up, subscription or any other form of acquisition, provided that such holder’s rights have arisen out of the Plan.

9.           EMPLOYMENT TERMINATION

Termination Without Cause. In the case of Termination of Employment of a Beneficiary due to the Company’s interest, for any reason whatsoever, except for cause, all the Options that shall have been granted to him/her and not yet vested shall be automatically terminated, by operation of law, regardless of prior notice or indemnity. Notwithstanding the foregoing, the Beneficiary shall be entitled to exercise the Options already vested at the termination date, within not more than ninety (90) days counted from the Termination date and upon cash payment.

Termination For Cause or due to Beneficiary’s Interest. In case of Termination of Employment of a Beneficiary for cause or due to the Beneficiary’s interest, all the Options that shall have been granted to him/her and not yet vested shall be automatically terminated, by operation of law, regardless of prior notice or indemnity. Notwithstanding the foregoing, the Beneficiary shall be entitled to exercise the Options already vested as of the Termination date, at the Termination date, upon cash payment.

10.        BENEFICIARY’S DEATH, PERMANENT DISABILITY OR RETIREMENT

Death. In case of death of an Option holder, all Options not yet vested shall become immediately vested, and the Options will be extended to the heirs or successors of the Options holder, either by legal succession or as stated in a last will and testament, and the Options may be exercised, in whole or in part, by the heirs and/or successors of the Options holder, upon payment in cash of the Exercise Price, within ninety (90) days from the date of Beneficiary’s death

Permanent Disability. In case of permanent disability of a Beneficiary, all Options not yet vested shall become immediately vested, regardless of previous notice or indemnity. The vested Options shall be exercised within ninety (90) days from the notice of termination of employment due to the disability, upon payment in cash of the Exercise Price.

Retirement. In case of retirement of a Beneficiary, and consequent termination of employment with the Company, all Options not yet vested shall automatically become terminated, regardless of previous notice or indemnity. The Options already vested shall be exercised within ninety (90) days from the notice of termination of employment due to retirement, upon payment in cash of the Exercise Price.

11.        APPLICABLE REGULATION

Applicable Regulation.This Plan, the Options granted under this Plan and the acquisition of Shares arising out of the Options shall comply with: (i) the regulations of the applicable Securities and Exchange Commission and (ii) any occasional restrictions that may be imposed by the Policy on Negotiation of Shares Issued by the Company.

Shareholders’ Preemptive Rights.Under the terms of the provisions in art. 171, §3 of Law nº 6.404/76, as amended, and its alterations, the shareholders will not have preemptive rights upon the acquisition of Shares arising out of the exercise of Options.

12.        EFFECTIVE DATE AND TERMINATION OF THE PLAN

Effective Date. The Plan shall become effective upon approval by the Company´s Shareholders´ Meeting and shall be valid for at least 10 (ten) years counted from the Granting Date; however, it may be terminated at any time by decision of the Shareholders’ Meeting of Gol, upon the occurrence of the following events: reorganization, dissolution or liquidation of the Company or termination of its listing as a publicly-held company.

Termination by Expiration of Period. Termination of the Plan by expiration of its effective term shall not affect the enforceability of the Options still valid, as previously granted, or the enforcement of the restrictions, as set forth in the Plan, with respect to negotiation of the Shares and/or preemptive rights.

Termination by Resolution of the Shareholders. Termination of the Plan by resolution of the Company´s shareholders shall not affect the enforceability of the Options still valid, as previously granted, or the enforcement of the restrictions, as set forth in the Plan, with respect to negotiation of the Shares and/or preemptive rights

Termination by Reorganization of the Company. In the event of reorganization of the Company, the Plan will be terminated and any Options granted until then shall be terminated. If in the documents establishing the Reorganization of the Company a written provision is set forth, in connection with such transaction, determining the continuance of the Plan and the undertaking of the Options granted until then with the replacement of such Options by new Options, the successor company or an affiliate thereof or its controlled companies, shall proceed to the proper adjustments to the number, type and price of the shares and, in this case, the Plan shall continue as provided for at such time.

Termination by Dissolution, Liquidation or Delisting of the Company as a Publicly-Held Company. In the events of delisting as a publicly-held company, dissolution and liquidation of the Company, the Plan and the Options granted thereunder shall be automatically terminated.

13.        MISCELLANEOUS

Change in the Eligible Category.In case a Beneficiary has changed from one eligible category to another eligible category prior to a certain Granting Date, he/she will qualify for granting according to the Criteria for Option Granting applicable to the category to which he/she had belonged for more than six (6) months before such date. However, in case a Beneficiary has changed from one eligible category to a non-eligible category and, therefore, is in a non-eligible category at the Granting Date, he/she will not qualify for granting.

Continuance in the Job or Position. No provision in the Plan shall confer rights to the Beneficiaries relating to continuance in an office of director of the Company or of its controlled companies or shall interfere in any manner with the right for the Company or its controlled companies, subject to the legal conditions and the employment contract terms, to terminate the employment relation with the Beneficiaries at any time. No provision in the Plan shall, further, confer to the Beneficiaries rights ensuring continuance in the office of Vice-President, Officer or director until the expiration of their term of office, or interfere in any manner with the right for the Company or its controlled companies to dismiss him/her, nor will secure his/her right of reelection to the office.

Shareholder’s Rights. No Beneficiary shall have any rights or privileges as a shareholder of the Company until his/her Options are duly exercised and the respective shares are acquired or subscribed, under the terms of the Plan and of the respective Instrument of Adhesion.

Legal Change. Any material legal change to the regulations of joint-stock companies, publicly-held companies, labor laws and/or tax effects of a stock purchase plan, may cause the full revision of the Plan.

[Long Term Incentive Plan - Stock Option Plan approved in the Special Shareholders´ Meeting of the Gol Linhas Aéreas Inteligentes S.A. held on October 19, 2012]

ANNEX II

LONG-TERM INCENTIVE PLAN - RESTRICTED SHARES PLAN

OF

GOL LINHAS AÉREAS INTELIGENTES S.A.

Approved at the Special Shareholders´ Meeting held on October 19, 2012

LONG TERM INCENTIVE PLAN - RESTRICTED SHARES PLAN

This Long Term Incentive Plan - Restricted Shares Plan is ruled by the following provisions and by applicable law.

14.        DEFINITIONS

The following expressions, when used herein with initials in capital letter, will have the meaning defined as follows, unless otherwise expressly provided for in this Agreement:

 “Restricted Shares” means the preferred shares issued by the Company that will be transferred by the Company to the Beneficiaries, under the terms of the Restricted Shares Plan;

“Beneficiaries” means the Vice-Presidents, Directors and other selected employees of the Company or of its controlled companies, as applicable, as determined by the Company’s Internal Evaluation Committee and approved by the Company’s Personnel Management and Corporate Governance Committee, on behalf of whom the Company grants Awards, under the terms of the Restricted Shares Plan;

“Committee” means the Personnel Management and Corporate Governance Committee of the Company;

“Internal Evaluation Committee” means a committee not provided for in the Company’s bylaws, made up of the Vice-Presidents and the Chief Executive Officer of the Company;

“Committees” means, jointly, the Committee and the Internal Evaluation Committee;

“Company” means Gol Linhas Aéreas Inteligentes S.A.;

“Board of Directors” means the Company’s board of directors;

“Criteria for Award Granting” means the Criteria for Granting of Award determined by the Committees, as described in item 4 of the Restricted Shares Plan;

“Granting Date” save as otherwise expressly provided for in this Restricted Shares Plan or in the Instrument of Adhesion, means the date on which the Board of Directors determines the number of Restricted Shares to be granted to the Beneficiaries;

“Termination” means termination of the contractual relation as managing officer or employee between the Beneficiary and the Company or its controlled companies, for any reason, including, without limitation, resignation, dismissal, replacement or expiration of the term of office of a managing officer without being reelected, voluntary resignation and/or dismissal for or without cause;

“Gol” means Gol Linhas Aéreas Inteligentes S.A.;

 “Eligible Persons” means all the persons who may be elected as Beneficiaries, as long as they are in the position of Vice-President, Director or any other position in the Company or in its controlled companies, as selected and approved by the Committees;

“Vesting Period” means the period of three (3) years after the Granting Date;

“Restricted Shares Plan” means this Long-Term Incentive Plan - Restricted Shares Plan, such as approved by the Special Shareholder´s Meeting of the Company held on October 19, 2012;

“Award”means the right granted to the Beneficiaries to receive Restricted Shares, to be transferred to the Beneficiaries at the end of the Vesting Period, under the terms of this Restricted Shares Plan;

“Company Reorganization” means the incorporation, merger, spin-off or reorganization of Gol, in which the surviving company is not Gol or a Grupo Gol company, the substantial sale of all the Company’s assets, or the transfer of the Company’s share control;

“Instrument of Adhesion” means the private instrument entered into between the Company and the Beneficiary, where the Beneficiary adheres to the terms and conditions of the present Restricted Shares Plan;

15.        PURPOSE OF THE RESTRICTED SHARES PLAN

The purpose of the Restricted Shares Plan is to allow the Eligible Persons to receive Restricted Shares with a view to: (a) stimulate the expansion, success and achievement of the Company’s purposes; (b) align the interests of the Company’s shareholders to the interests of the Eligible Persons; and (c) enable the Company or its controlled companies to attract and retain Eligible Persons.

16.        RESTRICTED SHARES PLAN MANAGEMENT

Management. The Plan will be managed by the Committee, with due regard to the Board of Directors’ guidelines.

Advisors. The Committee may be advised by one or more of the Company’s employees or managers, as well as by the Internal Evaluation Committee, as deemed necessary, for the perfect performance of its duties.

Power and Limitations. According to general conditions of the Plan and the guidelines fixed by the Board of Directors, the Committee shall have broad powers to take all necessary and appropriate actionsfor the management of the Plan, including, without limitation:

(iv)        creation and application of general rules regarding the granting of the Award, under the terms of the Restricted Shares Plan, and the settlement of doubts as to the interpretation of the Restricted Shares Plan;

(v)         approval of the election of the Beneficiaries, carried out by the Internal Evaluation Committee, and the authorization for granting Awards on their behalf, establishing all the conditions of the Awards to be granted, as well as the modification of such conditions where necessary or convenient; and

(vi)        transfer of the treasury shares issued by the Company to which the Beneficiaries are entitled, if applicable, under the terms of the Restricted Shares Plan.

Resolutions by the Committee and by the Board of Directors are final and binding on the Company with respect to the matters related to the management of the Restricted Shares Plan. Upon the exercise of the duties incumbent thereto, the resolutions adopted by the Committee shall be subject to approval by the Board of Directors and shall be subject to the limits provided for in the law and in the applicable regulations. Cases not expressly provided for shall be regulated by the Board of Directors, which shall consult with the Shareholders’ Meeting, whenever deemed to be convenient.

Changes. It shall be solely incumbent upon the Shareholders’ Meeting to change the Restricted Shares Plan, as well as to create new performance or incentive plans based on the granting of shares issued by the Company.

17.        CRITERIA FOR GRANTING OF THE RESTRICTED SHARES AWARD

Award Granting. Save as otherwise decided by the Committee or by the Board of Directors, granting of Awards to the Beneficiaries shall be in April of each calendar year.

Right. Each Award entitles the Beneficiary to receive one (1) Restricted Share, subject to the terms and conditions provided for in the respective Instrument of Adhesion. From the Granting Date until the end of the Vesting Period, each Award shall entitle the Beneficiary to receive the amount equivalent to the dividends that would be received by the holder of one share of the same category of the Restricted Share that will be transferred to the Beneficiary at the end of the Vesting Period.

Criteria for Award Granting. The Internal Evaluation Committee shall, every year or at such time when it deems convenient and as approved by the Committee, establish the Criteria for Granting Awards to each category of Beneficiaries in order to attain the goals of this Restricted Shares Plan.

Save as otherwise decided by the Committee or by the Board of Directors, the Criteria for Award Granting shall provide for the following, with due regard to the general criteria set forth in this Restricted Shares Plan:

(vi)        the total maximum number of Awards to be granted to the Beneficiaries, for each fiscal year;

(vii)       the Beneficiaries on behalf of whom Awards will be granted under the terms of the Restricted Shares Plan;

(viii)      any restrictions in addition to those provided for in this Restricted Shares Plan to the Restricted Shares received; and

(ix)         possible penalties.

Number of Awards Granted.The number of Awards to be granted to each Beneficiary, in each fiscal year, shall be defined pursuant to a methodology to be determined by the Committees.

Interpretation of the Criteria for Award Granting. In case of conflict between the Criteria for Award Granting and the provisions in this Restricted Shares Plan or in any instrument or contract executed under the Restricted Shares Plan, the provisions hereof shall prevail.

Instrument of Adhesion. Apart from the general terms and conditions set forth in this Restricted Shares Plan and from the Criteria for Award Granting, the terms and conditions of each Award granted to a Beneficiary will be established upon the execution of Instruments of Adhesion between the Company and the Beneficiary.

Differentiated Treatment.The Instruments of Adhesion will be entered into individually with each Beneficiary, and the Committee, subject to approval by the Board of Directors, shall treat Beneficiaries in a similar situation on a differentiated basis, not being required, by any rule of isonomy or analogy whatsoever, to apply to other Beneficiaries any condition, benefit or resolution deemed by it to be applicable solely to certain Beneficiaries and/or groups of Beneficiaries subject to those particular circumstances. However, the Committee may also award, in exceptional cases, a especial treatment to the rights resulting from the granting of Awards, provided that neither the rights already conferred upon the Beneficiaries nor the basic principles of the Restricted Shares Plan are affected. Said exceptional treatment will not constitute a precedent claimable by other Beneficiaries and is also subject to approval by the Board of Directors. Further, the Committee may include new Beneficiaries in the Restricted Shares Plans already approved and still effective, granting them those Awards as it deem to be adequate, with due regard to the total maximum number of Options annually established by the Committee and to the other conditions set forth in this Plan.

Subordination of Award Granting.The Committee, subject to approval of the Board of Directors, may subordinate the granting of the Award to certain conditions, as well as impose restrictions on the transfer of the Restricted Shares to which the Beneficiaries are entitled, and may also reserve to the Company repurchase options and/or right of first refusal in case of disposal by the Beneficiary of the same Restricted Shares.

No Relation with Compensation. The Options granted under the terms of the Plan, as well as the exercise thereof by the Beneficiaries, do not have any relation nor are subject to their compensation, whether fixed or variable, or to any possible profit sharing.

18.        TRANSFER OF THE RESTRICTED SHARES

Vesting Period. Without prejudice to the other terms conditions provided for in the respective Instruments of Adhesion, the transfers of all the Restricted Shares arising out of the Awards granted shall not be allowed unless after a minimum term of three (3) years has elapsed since the Granting Date.

Suspension of the Right to Receive Restricted Shares.The Board of Directors may determine the suspension of the right to receive Restricted Shares, upon the occurrence of situations which, under the terms of the law or of the applicable regulations, restrict or prevent Restricted Shares to be negotiated by the Beneficiaries.

19.        RESTRICTED SHARES INCLUDED IN THE PLAN

Number of Restricted Shares Included in the Plan. The Awards granted to the Beneficiaries according to the Restricted Shares Plan, added to the options granted under the terms of the Long Term Incentive Plan – Gol Stock Purchase Option, approved by the Special Shareholders´ Meeting of the Company held on October 19, 2012, may confer rights on a certain number of shares as long as it does not exceed, at any time, 5% (five per cent) of the shares issued by the Company.

Types of Shares Included in the Plan. The Restricted Shares Plan shall confer to the Beneficiary the right to receive preferred shares issued by the Company.

Mandatory Adjustments. If the number of Restricted Shares is increased or reduced or if the Restricted Shares are exchanged for different types or classes of shares, as a result of bonus, split-up, reverse split-up or conversion of shares of some type or class into another, the Committee shall effect the due adjustments to the number and type of the shares that have been granted in accordance with the Awards, whether the Vesting Period has already elapsed or not, in order to avoid distortion in the application of this Restricted Shares Plan.

Optional Adjustments. Whenever it is deemed necessary or advisable by reason of transactions having similar effects to those generating mandatory adjustments, as defined in the preceding paragraph, the Committee shall effect those adjustments as it deems to be appropriate to the number and type of the shares issued in accordance with the Awards that were granted and with the Restricted Shares that were transferred to the Beneficiaries.

Share Fraction. No share fraction will be granted as an Award, sold or issued according to the Restricted Shares Plan or to any Mandatory Adjustment or Optional Adjustment.

20.        SHARE DELIVERY AND TRANSFER RESTRICTIONS

Transfer of Award. Awards granted under the terms of this Restricted Shares Plan are personal and non-transferrable, and the Beneficiary may not, in any circumstance whatsoever, assign, transfer or otherwise dispose of the Awards, or the rights and obligations arising thereunder, to any third party.

Share Delivery. Restricted Shares shall not be transferred and delivered to the beneficiaries unless after the vesting period has elapsed, and the legal and regulatory requirements arising out of this Restricted Shares Plan have been complied with.

Transfer of Restricted Shares. The Committee may impose restrictions on the transfer of the Restricted Shares, as well as establish the preemptive rights, prices and conditions for the repurchase thereof, including those shares as may be acquired by reason of bonus, split-up, subscription or any other form of acquisition, provided that such holder’s rights have arisen out of the Restricted Shares Plan. All the transfers of restricted shares determined hereunder presuppose the respective agreement by the Beneficiaries. In case the Company is unable to effect any transfer of shares due to refusal or omission of the Beneficiaries, especially as far as it refers to the required formalities, the Company is since now discharged from any responsibility in relation to the effective delivery of such shares.

21.        EMPLOYMENT TERMINATION

Termination Without Cause. In the case of Termination of Employment of a Beneficiary due to the Company’s interest, for any reason whatsoever, except for cause, the Beneficiary shall be entitled to receive a number of Restricted Shares proportional to the portion of the Vesting Period elapsed, calculated in number of months. If the mentioned calculation results in a fraction number of shares to be delivered to the Beneficiary, the fractions shall be disregarded. Notwithstanding, all the Restricted Shares the Vesting Period thereof has elapsed at the Termination date, shall be transferred to the Beneficiary within not more than ninety (90) days counted from the Termination date.

Termination For Cause or due to Beneficiary’s Interest. In case of Termination of Employment of a Beneficiary for cause or due to the Beneficiary’s interest, all the Awards that shall have been granted to him/her and within the Vesting Period shall be automatically terminated, by operation of law, regardless of prior notice or indemnity.

22.        BENEFICIARY’S DEATH, PERMANENT DISABILITY OR RETIREMENT

Death. In case of death of a Beneficiary, the transfer of the Restricted Shares to which the holder of the Award is entitled may be carried out immediately, regardless of the Vesting Period having elapsed or not, and the transfer of the Restricted Shares shall be extended to the heirs or successors of the Award holder, either by legal succession or as stated in a last will and testament, and the transfer of the Restricted Shares may be carried out, in whole or in part, by the heirs and/or successors of the Award holder, within ninety (90) days from the date of Beneficiary’s death

Permanent Disability. In case of permanent disability of a Beneficiary, the transfer of the Restricted Shares to which the Award holder is entitled may be carried out immediately, regardless of the Vesting Period having elapsed or not and regardless of previous notice or indemnity. The transfer of the Restricted Shares shall be effected within ninety (90) days from the notice of termination of employment due to the disability.

Retirement. In case of retirement of a Beneficiary, and consequent termination of employment with the Company, the transfer of the Restricted Shares whose Vesting Period has not elapsed and to which the Award holder is entitled shall be immediately terminated, regardless of previous notice or indemnity. In case the Vesting Period has elapsed, the transfer of the Restricted Shares shall be effected within ninety (90) days from the notice of termination of employment due to retirement.

23.        APPLICABLE REGULATION

Applicable Regulation.This Restricted Shares Plan, the Awards granted under this Restricted Shares Plan and the transfer of Restricted Shares arising out of the Awards shall comply with: (i) the regulations of  the applicable Securities and Exchange Commission and (ii) any occasional restrictions that may be imposed by the Policy on Negotiation of Shares Issued by the Company.

24.        EFFECTIVE DATE AND TERMINATION OF THE PLAN

Effective Date. The Restricted Shares Plan shall become effective upon approval by the Company´s Shareholders´ Meeting and shall be valid for at least 10 (ten) years counted from the Granting Date; however, it may be terminated at any time by decision of the Shareholders’ Meeting of Gol, by Reorganization of the Company, dissolution or liquidation of the Company or termination of its listing as a publicly-held company.

Termination by Expiration of Period. Termination of the Restricted Shares Plan by expiration of its effective term shall not affect the enforceability of the Awards still valid, as previously granted, or the enforcement of the restrictions, as set forth in the Restricted Shares Plan, with respect to negotiation of the Restricted Shares.

Termination by Resolution of the Shareholders. Termination of the Restricted Shares Plan by resolution of the Company´s shareholders shall not affect the enforceability of the Awards still valid, as previously granted, or the enforcement of the restrictions, as set forth in the Restricted Shares Plan, with respect to negotiation of the Restricted Shares.

Termination by Reorganization of the Company. In the event of reorganization of the Company, the Restricted Shares Plan will be terminated and any Awards granted until then shall be terminated. If in the documents establishing the Reorganization of the Company a written provision is set forth, in connection with such transaction, determining the continuance of the Restricted Shares Plan and the undertaking of the Awards granted until then with the replacement of such Awards by new Awards, the successor company or an affiliate thereof or its controlled companies, shall proceed to the proper adjustments to the number, type and price of the shares and, in this case, the Restricted Shares Plan shall continue as provided for at such time.

Termination by Dissolution, Liquidation or Delisting of the Company as a Publicly-Held Company. In the events of delisting as a publicly-held company, dissolution and liquidation  of the Company, the Restricted Shares Plan and the Awards granted thereunder shall be automatically terminated.

25.        MISCELLANEOUS

Change in the Eligible Category.  In case a Beneficiary has changed from one eligible category to another eligible category prior to a certain Granting Date, he/she will qualify for granting according to the Criteria for Award Granting applicable to the category to which he/she had belonged for more than six (6) months before such date. However, in case a Beneficiary has changed from one eligible category to a non-eligible category and, therefore, is in a non-eligible category at the Granting Date, he/she will not qualify for granting, save as otherwise decided by the Committee.

Continuance in the Job or Position. No provision in the Restricted Shares Plan shall confer rights to the Beneficiaries relating to continuance in an office of director or employee of the Company or of its controlled companies or shall interfere in any manner with the right for the Company or its controlled companies, subject to the legal conditions and the employment contract terms, to terminate the employment relation with the Beneficiaries at any time. No provision in the Restricted Shares Plan shall, further, confer to the Beneficiaries rights ensuring continuance in the office of Vice-President, Officer or director until the expiration of their term of office, or interfere in any manner with the right for the Company or its controlled companies to dismiss him/her, nor will secure his/her right of reelection to the office.

Shareholder’s Rights. No Beneficiary shall have any rights or privileges as a shareholder of the Company until the Restricted Shares are transferred to the Beneficiaries under the terms of the Restricted Shares Plan and of the respective Instrument of Adhesion.

Legal Change. Any material legal change to the regulations of joint-stock companies, publicly-held companies, labor laws and/or tax effects of a stock purchase plan, may cause the full revision of the Restricted Shares Plan.

[Long Term Incentive Plan - Restricted Shares Plan approved in the Special Shareholders´ Meeting of the Gol Linhas Aéreas Inteligentes S.A. held on October 19, 2012]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.